REED L BENSON, ESQ.

4049 S. Highland Drive

Salt Lake City, Utah  84124

801-556-0915

801-278-9768 fax

January 6, 2009

Mr. Ronald E. Alper

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Broadcast International, Inc.

Form 10-K for Fiscal Year Ended December 31, 2007

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Form 10-Q for Fiscal Quarter Ended September 30, 2008

File No. 000-13316

Dear Mr. Alper:

This letter is submitted on behalf of Broadcast International, Inc. (“Broadcast” or the “Company”) in confirmation of our telephone conversation of yesterday in which the Company agreed to respond to your comment letter of December 22, 2008, on or before Monday, January 12, 2009.

Sincerely,

        /s/ Reed L. Benson

Reed L. Benson

Attorney at Law